HAMMER FIBER OPTICS HOLDINGS CORP.

6151 Lake Osprey Drive

Sarasota, FL. 34240

August 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology.

Washington, D.C. 20549

Attn: Becky Chow and Stephen Krikorian

Re:	Hammer Fiber Optics Holding Corp.
Form 10-K filed on February 16, 2024
Form 10-Q filed on March 27, 2024
File No. 001-35876

Dear Ms. Chow and Mr. Krikorian,

By letter dated August 1, 2024, the staff (the "Staff," "you" or "your") of the U.S. Securities and Exchange Commission (the "Commission") provided Hammer Fiber Optics Holdings Corp. (the "Company," "we," "us" or "our") with further comments after your review of our correspondence to you dated July 19, 2024 in regard to the Company's Form 10-K filed with the Commission on February 16, 2024 and Form 10-Q filed with the Commission on March 27, 2024. We are in receipt of your letter and set forth below are the Company's responses to the Staff's comments. For your convenience, the comments are listed below, followed by the Company's responses.

Correspondence filed on July 19, 2024 Note 3 - Summary of significant accounting policies, page F-18

1. We noted your response to our prior comment 2, and we also note that your specific indefinite-lived intangible assets represent associated customer contracts and relationships with United Bank for Africa (the "Customer') and related technology. Please address the following:

  Explain how you consider ASC 805-20-55-24, that customer contracts and relationships with United Bank for Africa (the "Customer') and related technology may represent three distinct intangible assets. Please provide your analysis and refer to the authoritative accounting guidance you relied upon.

RESPONSE: We have agreed with the SEC's position that the three distinct intangible assets-customer contracts, relationships with United Bank for Africa (the "Customer"), and related technology-are identifiable as part of the acquisition. We are in the process of engaging a valuation firm to perform a thorough valuation exercise. This will enable us to accurately allocate the purchase price between these distinct intangible assets.

  Explain the specific factors or indicators you considered that your customer contracts and relationships with United Bank for Africa (the "Customer') and related technology have an indefinite life. Refer to ASC 350-30-35-4. Please provide your analysis to support no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of each of your distinct intangible assets

RESPONSE: After consulting with both our outsourced accounting firm and the valuation firm we intend to engage, we are inclined to agree that customer contracts and related technology should have defined useful lives. Once the valuation is completed and the values are assigned to the customer contracts and related technologies, we will proceed with defining the useful lives for these assets and making the necessary amortization adjustments. Once we have completed our analysis, we will re-state our prior audited financial statements. As this will take time to complete, we ask for an extension to complete the work as described.

Please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

/s/ Mark Stogdill
Mark Stogdill
Principal Financial Officer